SILICON SOLUTIONS
FOR CONNECTED HOME
ENTERTAINMENT
Filed by Entropic Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Entropic Communications, Inc.
Commission File No.: 001-33844
February
3, 2015

Forward Looking Statements
These slides and the accompanying oral presentation contain forward-looking statements and information.  The use of words such as
“may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “intend,” “future,” “potential” or “continue,”
and other similar expressions, are intended to identify forward looking statements.  All of these forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain.  Forward-
looking statements involve risks and uncertainties, including, but not limited to, economic, competitive, governmental and technological factors outside of our control, that may cause our business, industry, strategy or actual results to differ materially from the forward-
looking statements. These risks and uncertainties may include those discussed under the heading “Risk Factors” in the Company’s most recent registration statement on Form 10K on file with the Securities and Exchange Commission, and other factors which may not be known to us.  Any forward-looking statement speaks only as of its date.  We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.
Regulation G Reconciliation
During the course of this presentation, we may refer to historical and forward-looking non-GAAP financial measures.  A reconciliation of historical non-GAAP financial measures with the most directly comparable GAAP financial measures can be found on our web site at
www.entropic.com in the “Investor Relations” section.  We have not provided a reconciliation of forward-looking non-GAAP financial measures due to the difficulty in forecasting and quantifying the amounts that would be required to be included in the comparable
GAAP measure that are dependent upon future market conditions and valuations.
SAFE HARBOR
STATEMENTS

FOR ADDITIONAL INFO
Where You Can Find Additional Information
In connection with Entropic’s pending acquisition by MaxLinear, MaxLinear will file a registration statement on Form S-4 containing a joint proxy statement/prospectus of Entropic and MaxLinear and other documents concerning the proposed acquisition with the Securities and Exchange
Commission (the "SEC"). ENTROPIC URGES INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER
MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT
ENTROPIC, MAXLINEAR AND THE PROPOSED TRANSACTION. Investors may obtain free copies of the proxy statement/prospectus (when available) and other documents filed by Entropic and MaxLinear with the SEC at the SEC’s website at www.sec.gov. Free copies of the joint proxy statement/prospectus (when available) and Entropic’s other SEC filings are also available on Entropic’s website at http://www.entropic.com/.
Entropic, MaxLinear and their respective directors, executive officers, certain members of management and certain employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed transaction. Information regarding Entropic’s officers and directors is included in Entropic’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 3, 2014 with respect to its 2014 Annual
Meeting of Stockholders. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Entropic’s Investors page on its corporate website at http://www.entropic.com/. Information regarding MaxLinear’s officers and directors is included in MaxLinear’s Definitive Proxy
Statement on Schedule 14A filed with the SEC on April 17, 2014 with respect to its 2014 Annual Meeting of Stockholders. This document is available free of charge at the SEC’s website at www.sec.gov or by going to MaxLinear’s Investors page on its corporate website at www.MaxLinear.com.
Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of
Entropic stockholders or MaxLinear stockholders generally, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

CONNECTED HOME ENTERTAINMENT SILICON SOLUTIONS transforming the way digital entertainment is DELIVERED, CONNECTED and CONSUMED… at home and on the go

ENTROPIC
ENTROPIC
EN7578
ENTROPIC
EN2810
ENTROPIC
EN7310

Note:  All financial information is non-GAAP
FABLESS SEMICONDUCTOR
COMPANY
• Founded 2001, IPO 2007
• $43M Revenue, $106M Cash, $0 Debt  (4Q14)
• 1,500+ Patents Issued and Pending
POST-RESTRUCTURING
ENTROPIC
(Plan Completion: 1Q15)
• $40M Quarterly Break-even Revenue
• 1Q15 Profitability
• >$100M Cash Balance Target
RENEWED FOCUS
• Pursue long-term large market opportunity in Connectivity
• Support existing STB SoC design wins in 3+ years time horizon
• No new STB SoC development
PENDING ACQUISITION
• Entropic to be Acquired by Maxlinear
NASDAQ:
ENTR

6
OVERVIEW OF ACQUISITION
Acquisition
Value
Pro Forma
Ownership
Closing
Conditions and
Timing
Estimated
Synergies and
EPS Accretion
Merger
Consideration
– $3.01 per Entropic share based on MaxLinear’s closing price on 2/2/15
– Approximately $287M equity value and $181M enterprise value
– MaxLinear shareholders will own 65% and Entropic shareholders will own 35% of pro forma common shares outstanding
– Dr. Ted Tewksbury will join MaxLinear’s Board of Directors
– $20M   of estimated cost synergies in first full calendar year post-close
– Expected to be immediately accretive to non-GAAP EPS
– Closing conditions include approval by MaxLinear and Entropic shareholders as well as customary regulatory approvals
– Expected close in Q2 2015
– $1.20 in cash and 0.2200 shares of MXL common stock per ENTR share
– MaxLinear will assume outstanding and unvested options and RSUs
+

7
STRATEGIC RATIONALE
+
Strengthens and deepens analog / mixed-signal and RF engineering expertise with complementary teams
Strengthens IP position with extensive patent portfolio
Financially compelling:  scale, synergies and non-GAAP EPS accretion
1
2
3
4
5
Enhances position in connected home with MoCA and adds leading signal processing technology for infrastructure markets
Greatly increases relevance to tier-1 customers

8
EXPANDS REACH FROM THE CLOUD, INTO AND
THROUGHOUT THE CONNECTED HOME
COMBINED CAPABILITIES
Full Spectrum
Capture
Mixed-Signal
Home Networking Cable Infrastructure
Optical Datacom &
Telecom Network
Wideband
OFDM/OFDMA
Modem
High Speed MAC
H/W & S/W
High Speed MAC
Hi-Frequency RF
(0-to-90GHz)
Gigabit QoS
Wireless
Infrastructure

Direct Broadcast Satellite Outdoor Unit Single-Cable Solutions /
Broadband Access Solutions
MoCA
®
Silicon and Software Solutions for Operators & Retail
Set-Top Box System-on-a-Chip Solutions
KEY
DIFFERENTIATORS
Entropic’s differentiated analog/mixed-signal technology and DSP revolutionizes the way industry defines new system solutions by delivering ultra-low power to Full-Band Capture applications
DELIVER
CONNECT
CONSUME
As the founder of MoCA, Entropic’s market leadership and RF proficiency combined with a full systems approach provides unmatched and proven in-home connectivity experiences
Entropic’s superior software and open architecture domain
expertise ensures a full system advantage across its video
SoC product roadmap

comcast
TIME WARNER CABLE
COX
verizon
DIRECTV
dish NETWORK
Claro
upc
sky

ARRIS
WNC Wistron NeWeb Corp.
HUMAX
TiVo
CISCO
EKT
Pace
Actiontec
Prime
ECHOSTAR

tsmc
intel
ARM
MARVELL
ACCESS
O
QUALCOMM

ENTROPIC

ECOSYSTEM & INDUSTRY PARTNERS Develop Technology for SERVICE PROVIDERS Sell System Solutions to OEMS/ODMS Have the Right Relationships & Industry PARTNERS

ENTROPIC

IP HDTV HTML 5 ULTRA HDTV

NETFLIX hulu YouTube PANDORA skype

DIRECTV CINEMA xfinity genie Hopper FiOS QUANTUM

11 WHAT MOVES THE MARKET ADVANCED SERVICES OTT APPLICATIONS DIGITAL CONTENT CONNECTED DEVICES MORE . . .

ENTROPIC
ENTROPIC
ENTROPIC
ENTROPIC
ENTROPIC
ENTROPIC
ENTROPIC
ENTROPIC
ENTROPIC
ENTROPIC
ENTROPIC
ENTROPIC
ENTROPIC
ENTROPIC

12 DBS ODU MoCA Access MoCA MoCA MoCA STB SoC MoCA STB SoC MoCA MoCA MoCA STB SoC ABUNDANT CONTENT OPPORTUNITY

13
LARGE MARKET OPPORTUNITY
Adding
BROADBAND
access longer term
•
MoCA DISCRETE
–
Wireless extension and Over-the-Top
–
More connected devices and services
•
DBS ODU
–
Transition to digital CSS
–
Efficient channel capture and delivery
•
BROADBAND ACCESS
–
High-speed broadband – drive to 1Gbps
•
VIDEO SOC
–
Bandwidth reclamation with HD-DTA
–
Hybrid IP Set-top boxes
2015
2018
$1.1B
$800M

14
REVENUE $43.2 $42.6 $45.5
in millions
GROSS MARGINS 58.8% 56% 53%
OPERATING EXPENSE $35.4 $29.9 $20.5
in millions
OPERATING MARGIN (23%) (15%) 8%
CASH $107 $106 $103
in millions
3Q14 1Q15E
(Guidance Midpoint)
(1)   Actual results and guidance are
non-GAAP
and last provided by Company on February 3, 2015
FINANCIAL
HIGHLIGHTS
(Non-GAAP)
4Q14

DIFFERENTIATED CORE COMPENTENCIES STRONG CUSTOMER AND PARTNER RELATIONSHIPS INTERSECTING PARADIGM SHIFT LARGE AND RAPIDLY GROWING MARKET STRONG LEADERSHIP AND INNOVATION CAPABILITY POSITIONED TO WIN

WWW.ENTROPIC.COM

GAAP to Non-GAAP
RECONCILIATIONS
Q1 '13 Q2 '13 Q3 '13 Q4 '13 2013 Q1 '14 Q2 '14 Q3 '14 Q4 '14 2014
GAAP Gross Profit 34.8 $     34.3 $     27.5 $     27.8 $     124.4 $    26.1 $     23.5 $     22.6 $     21.1 $     93.3 $
Stock-based Compensation 0.2          0.2          0.2          0.2          0.9          0.2          0.1          0.1          0.1          0.4
Amortization of Developed Technology 2.2          2.2          2.4          2.7          9.6          2.7          2.7          2.7          2.7          10.9
Non-GAAP Gross Profit 37.2 $     36.7 $     30.1 $     30.7 $     134.9 $    29.0 $     26.3 $     25.4 $     23.9 $     104.6 $
GAAP Gross Margin 46.7% 48.6% 48.8% 48.0% 48.0% 46.9% 46.8% 52.3% 49.5% 48.7%
Non-GAAP Gross Margin 49.9% 52.0% 53.5% 53.0% 52.0% 52.1% 52.4% 58.8% 56.0% 54.6%
GAAP Research and Development Expense 28.1 $     28.3 $     28.5 $     29.6 $     114.5 $    35.3 $     31.2 $     29.1 $     21.7 $     117.2 $
Stock-Based Compensation (2.0)         (2.0)         (2.8)         (3.1)         (9.8)         (3.2)         (3.5)         (2.9)         (1.1)         (10.7)
Non-GAAP Research and Development Expense 26.1 $     26.3 $     25.7 $     26.5 $     104.7 $    32.1 $     27.7 $     26.2 $     20.6 $     106.5 $
GAAP Sales, General and Administrative Expense 12.5 $     11.5 $     11.9 $     11.4 $     47.3 $     13.6 $     12.0 $     11.4 $     10.7 $     47.6 $
Stock-Based Compensation (1.3)         (1.6)         (1.6)         (1.7)         (6.1)         (1.5)         (1.9)         (1.6)         (1.6)         (6.6)
Transaction and due diligence costs -          (0.2)         -          -          (0.2)         -          -          -          -          -
IP litigation costs -          -          -          -          -          -          (0.9)         (0.6)         0.2          (1.4)
Non-GAAP Sales, General and Administrative Expense 11.2 $     9.7 $       10.3 $     9.7 $       41.0 $     12.1 $     9.2 $       9.2 $       9.3 $       39.6 $
GAAP Operating Margin (6.7) $      (7.8) $      (13.3) $    (13.7) $    (41.4) $    (23.2) $    (21.8) $    (27.7) $    (25.2) $    (97.9) $
Amortization of Intangible Assets 3.2          2.7          2.9          3.2          11.9        3.2          3.0          3.0          3.0          12.1
Stock-Based Compensation 3.5          3.8          4.6          5.0          16.8        4.9          5.6          4.6          2.7          17.8
Due Diligence-Related Costs -          0.2          -          -          0.2          -          -          -          -          -
IP litigation costs -          -          -          -          -          -          0.9          0.6          (0.2)         1.4
Restructuring Charge -          1.8          (0.1)         -          1.7          -          1.8          2.2          8.4          12.4
Impairment of Assets -          -          -          -          -          -          -          7.4          5.3          12.7
Non-GAAP Operating Margin - $       0.7 $       (5.9) $      (5.5) $      (10.8) $    (15.1) $    (10.5) $    (9.9) $      (6.0) $      (41.5) $
GAAP Operating Margin -9.0% -11.0% -23.6% -23.6% -16.0% -41.7% -43.4% -64.1% -59.3% -51.1%
Non-GAAP Operating Margin 0.0% 1.0% -10.5% -9.6% -4.2% -27.1% -20.9% -22.9% -26.1% -29.0%
Note: Amounts may not reconcile exactly due to rounding differences
Operating Model ($M)